Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the years ended December 31, 2012 to 2016 was as follows:

	Year Ended December 31,
(in thousands of dollars, except for ratios)	2016	2015	2014	2013	2012
Earnings:
Net income (loss) before income taxes	$(64,502)	$(123,237)	$213,108	$4,580	$(29,872)
Added Fixed charges	81,668	71,951	22,272	4,947	477
Earnings (Deficiency of Earnings) available to cover fixed charges(3)	17,166	(51,286)	$235,380	$9,527	$(29,395)
Fixed charges:
Interest expense	81,020	71,128	6,883	—	—
Non‑cash interest expense on PDL liability	—	—	14,646	4,488	—
Estimated interest component of rent	648	823	743	459	477
Total fixed charges	$81,668	$71,951	$22,272	$4,947	$477
Ratio of earnings to fixed charges(1)(2)		—	10.6	1.9	—

(1)

For purposes of computing these ratios $64.5 million in 2016 and earnings to fixed charges, fixed charges consist of interest expense, non‑cash interest expense on PDL liability and an estimated interest component of rent. Non‑cash charges relating to the change in fair value of the contingent consideration liability as interest expense totaling $39,000, $908,000, $2,373,000, $2,308,000 and $2,408,000 within each of the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been excluded from the calculation of the fixed charges above.

(2)

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(3)

Earnings consists of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges. Earnings for the years ended December 31, 2014 and 2013 include non‑cash PDL royalty revenue $242,808,048 and $18,104,431, respectively.

Earnings were insufficient to cover fixed charges by $64.5 million in 2016, $123.2 million in 2015 and $29.9 million in 2012.